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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Jefferies Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
472319102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	472319102	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS Richard B. Handler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		8,726,497 shares of common stock at December 31, 2008

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,286,152 shares of common stock at December 31, 2008

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,532,599 shares of common stock at December 31, 2008

WITH:	8	SHARED DISPOSITIVE POWER

2,286,152 shares of common stock at December 31, 2008

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,012,649 shares of common stock at December 31, 2008

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	472319102	13G	Page	3	of	5
Item 1.
(a)	Name of Issuer:

Jefferies Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

520 Madison Avenue, 12th Floor, New York, New York 10022
Item 2.
(a)	Name of Person Filing:

Richard B. Handler

(b)	Address of Principal Business Office or, if none, Residence:

c/o Jefferies & Company, Inc. The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock, par value $.0001

(e)	CUSIP Number:

472319102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(F);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	472319102	13G	Page	4	of	5

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
The following sets forth beneficial ownership information at December 31, 2008:

(a)	Amount beneficially owned:		11,012,649

(b)	Percent of class:		6.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	8,726,497

	(ii)	Shared power to vote or direct the vote:	2,286,152

	(iii)	Sole power to dispose or direct the disposition of:	8,532,599

	(iv)	Shared power to dispose or direct the disposition of:	2,286,152
Does not include: 3,124 deferred shares which the Reporting Person does not have the right to acquire within 60 days of December 31, 2008; 739,072 restricted stock units which the Reporting Person does not have a right to acquire within 60 days of December 31, 2008; 200 shares of common stock under the Employee Stock Purchase Plan which the Reporting Person does not have the right to acquire within 60 days of December 31, 2008; and 263,542 deferred shares under the Jefferies Group, Inc. Deferred Compensation Plan which the Reporting Person does not have the right to acquire within 60 days of December 31, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

CUSIP No.	472319102	13G	Page	5	of	5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of a Group.
Not Applicable.

Item 9.	Notice of Dissolution of a Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2009	/s/ Roland T. Kelly
Roland T. Kelly, on behalf of
Richard B. Handler, by power of attorney